UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 30, 2015

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

Portage Biotech Inc.

Consolidated Interim Financial Statements

For the three and six months ended September 30, 2015
Unaudited – Prepared by Management

(US Dollars)

Portage Biotech Inc.

Consolidated Unaudited Interim Financial Statements

For the Three and Six Months Ended September 30, 2015

(US Dollars)

Index

Notice to Reader	2

Consolidated Interim Statements of Financial Position	3

Consolidated Interim Statements of Operations and Comprehensive Loss	4
Consolidated Interim Statements of Changes in Shareholders’ Equity	5

Consolidated Interim Statements of Cash Flows	6

Notes to Consolidated Interim Financial Statements	7-17
NOTICE TO READER OF CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

The consolidated unaudited interim financial statements for Portage Biotech Inc. comprised of the consolidated interim statements of financial position as at September 30, 2015 and for the year ended March 31, 2015, and the consolidated interim statement of operations, statement of changes in equity and cash flows for the six-month period ended September 30, 2015 and  are the responsibility of the Company’s management.

The consolidated interim financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these consolidated interim financial statements in accordance with International Financial Reporting Standards.

The consolidated interim financial statements have not been reviewed by the Company’s independent external auditors, Schwartz Levitsky Feldman LLP.

“signed”                                                                                                  “signed”

Kam Shah CPA,C.A., Director                                                                                                           Declan Doogan MD, Director

November 24, 2015

Portage Biotech Inc.

Consolidated Interim Statements of Financial Position

 (US Dollars)
(Unaudited – see Notice to Reader dated November 24, 2015)

As at ,	Note		September 30, 2015	March 31, 2015 (audited)
Assets
Current
Cash	4		$3,565,644	$1,718,289
Advances and other receivable			432,833	17,575
			$3,998,477	$1,735,864
Long-term assets
Investment	5		700,000	-
Intangible assets	6		1,280,000
Goodwill	7		3,000,000	3,000,000
Total assets			$8,978,477	$4,735,864
Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities			175,893	620,560
			$175,893	$620,560
Shareholders' Equity
Capital stock	8		14,846,796	9,691,715
Stock option reserve	9		1,533,929	1,312,519
Warrants	10	(i)	1,108,402	1,108,402
Deficit			(11,259,063)	(9,452,864)
Total Shareholders' equity			$6,230,064	$2,659,772
Non-controlling interests			$2,572,520	$1,455,532
Total equity			8,802,584	4,115,304
Total liabilities and Shareholders' equity			$8,978,477	$4,735,864
Commitments and Contingent Liabilities (Note 12)
Related Party Transactions (Note 14)

On behalf of the Board               ”Kam Shah”             Director        ”Declan Doogan”      Director

                                                     (signed)                                       (signed)

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Consolidated Interim Statements of Operations and Comprehensive Loss

(US Dollars)
(Unaudited – see Notice to Reader dated November 24, 2015)

		Three months ended September 30,		Six months ended September 30,
	Note	2015	2014	2015	2014

Expenses
Research and development	12	1,297,747	757,192	2,083,907	1,528,711
Consulting fees	13 & 14(ii)	119,380	121,604	287,658	306,521
Professional fees		94,938	61,337	143,078	103,244
Other oprating costs	14(i)	20,130	17,599	50,964	51,645
Bank charges and interest		2,278	15,828	4,404	16,812
Amortization		-	242	-	484
		$1,534,473	$973,802	$2,570,011	$2,007,417
Net loss and comprehensive loss for period		$(1,534,473)	$(973,802)	$(2,570,011)	$(2,007,417)
Net loss and comprehensive loss attributable to :
Owners of the Company		(1,015,296)	(728,714)	(1,806,199)	(1,514,353)
Non-controlling interest		(519,177)	(245,088)	(763,812)	(493,064)
		$(1,534,473)	$(973,802)	$(2,570,011)	$(2,007,417)
Basic and diluted loss per share
Net Loss per share	11	$(0.00)	$(0.00)	$(0.01)	$(0.01)

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Consolidated Interim Statements of Changes in Shareholders’ Equity

For the Six Months ended September 30, 2015

(US Dollars)
(Unaudited – see Notice to Reader dated November 24, 2015)

	Number of Shares	Capital Stock	Stock Option Reserve	Warrants	Accumulated Deficit	Non-controlling interest	Total Equity
Balance, April 1, 2014	180,775,790	$ 7,256,715	$ 362,440	$ 1,108,402	$ (6,334,433)	$ 2,678,317	$ 5,071,441
Options vested			216,042				216,042
Conversion of debts and coupons	3,500,001	315,000					315,000
subscription received		205,000					205,000
Net loss for year					(1,514,353)	(493,064)	(2,007,417)
Balance, September 30, 2014	184,275,791	$ 7,776,715	$ 578,482	$ 1,108,402	$ (7,848,786)	$ 2,185,253	$ 3,800,066
Balance, April 1, 2015	206,775,791	$ 9,691,715	$ 1,312,519	$ 1,108,402	$ (9,452,864)	$ 1,455,532	$ 4,115,304
Issued under private placement	36,822,003	$ 5,155,080				$ 1,600,800	6,755,880
Private placement finders fee		$ (257,754)					(257,754)
Finders fee settled in shares	1,841,100	$ 257,755					257,755
shares issued by Biohaven to acquire intangible assets						280,000	280,000
Options vested			221,410				221,410
Net loss for period					(1,806,199)	(763,812)	(2,570,011)

Balance, September 30, 2015	245,438,894	$ 14,846,796	$ 1,533,929	$ 1,108,402	(11,259,063)	$ 2,572,520	$ 8,802,584

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Consolidated Interim Statements of Cash Flows
(US Dollars)
(Unaudited – see Notice to Reader dated November 24, 2015)

For the six months ended September 30,	2015	2014
Cash flows from operating activities
Net loss for period	$ (2,570,011)	$ (2,007,417)
Adjustments for non-cash items:
Amortization of office equipment and furniture	-	484
Value of shares and options expensed as consulting fee	185,402	216,042
Debt coupons settled in shares and expensed as interest	-	15,000
Value of options expensed as research and development	36,008	67,528
Net change in working capital components
Other receivables	(415,258)	218,049
Accounts payable and accrued liabilities	(444,666)	323,409
	$ (3,208,525)	$ (1,166,905)
Cash flows into investing activities
Acquisition of intangible by Biohaven	$ (1,000,000)
Investment	(700,000)	-
	$ (1,700,000)	$ -
Cash flows from financing activities
Shares issued under private placement	$ 5,155,080	$ 505,000
Third party capital contribution at subsidiary	1,600,800	-
	$ 6,755,880	$ 505,000
(Decrease) Increase in cash during period	1,847,355	(661,905)
Cash at beginning of period	1718,289	2,032,058
Cash at end of period	3,565,644	$ 1,370,153
Supplemental disclosures
Non-cash investing activities
Shares issued by Biohaven towards acquisition of intangible assets	(280,000)	-

		-
Non-cash financing activities
Shares issued in settlement of finders fee	(257,754)	-

		-
The accompanying notes are an integral part of these consolidated interim  financial statements.

Portage Biotech Inc.
Notes to Consolidated Interim Financial Statements
 (US Dollars)
September 30, 2015 and 2014
(Unaudited – see Notice to Reader dated November 24, 2015)

1.      NATURE OF OPERATIONS AND GOING CONCERN

Portage Biotech Inc. (“the Company”) was operating as an Ontario, Canada incorporated company, Bontan Corporation Inc. (“Bontan”), until July 5, 2013. On July 5, 2013 Bontan changed its name to the current name and was issued a certificate of Continuance by the Registrar of Corporate Affairs of the British Virgin Islands (“BVI”).

The Company now continues as a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.

The Company is a reporting issuer with the Ontario Securities Commission and US Securities and Exchange Commission and its shares trade on the OTC Markets under the trading symbol “PTGEF,” and are also listed for trading in US currency on the Canadian Securities Exchange under the symbol “PBT.U”.

The Company is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, the Company will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

The Company is in the clinical stage, and as such no revenue has been generated from its operations. The Company has accumulated losses of approximately $11 million and has negative cash flows from operating activities of approximately $3 million during the six months ended September 30, 2015.

Management has secured sufficient equity financing which it believes will enable it to complete the first phase of its clinical work and other commitments. However, it will require additional resources to continue into clinical trials and for additional acquisitions. The Company continues to obtain financing, although there are no assurances that the management’s plan will be realized. These conditions indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities, which might be necessary should the Company be unable to continue its operations.

2.           BASIS OF PRESENTATION

(a)	Statement of Compliance and Basis of presentation

These consolidated Interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), IAS 34 Interim Financial Reporting and interpretations of the International Financial Reporting Interpretations Committee. These consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2015.

These consolidated interim financial statements have been prepared on a historical cost basis except for stock based compensation, goodwill and intangible assets which are measured at fair value as detailed in Notes 6,7 and 8 to these financial statements.  In addition, these consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has no requirement to report on segments as it operates as only one segment.

These consolidated interim financial statements were approved and authorized for issue by the Audit Committee and Board of Directors on November 24, 2015

(b)                Consolidation

The consolidated interim financial statements include the accounts of the Company and,

a.	Portage Services Ltd.), a wholly owned subsidiary incorporated in Ontario on January 31, 2011. .

b.	Portage Pharmaceuticals Ltd. a wholly owned subsidiary incorporated on April 5, 2013 under the laws of the BVI, as a BVI business company.

c.
Biohaven Pharmaceutical Holding Company Limited (“Biohaven), a private corporation incorporated in BVI on September 25, 2013. The Company acquired approximately 54% equity in Biohaven on January 6, 2014.

All inter-company balances and transactions have been eliminated on consolidation.

(c)      Functional and presentation currency

The Company’s functional and presentation currency is US Dollar.

(d)      Use of Estimates and judgments

The preparation of the consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, research and development costs, fair value used for acquisition and measurement of share- based compensation and investment.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in Note 3 to the fiscal 2015 audited consolidated financial statements. These policies have been applied consistently to all periods presented in these consolidated interim financial statements. Following accounting policy has been adopted effective July 1, 2015:

Investment

The investment is comprised of shares of a private company that have been acquired through a private placement. The investment is initially recorded at fair value and is subsequently carried at cost. Following acquisition, the Company evaluates whether control or significant influence is exerted by the Company over the affairs of the investee company. Based on the evaluation, the Company accounts for the investment using either the consolidation, equity accounting or cost method. The Company evaluates the investment each reporting period for evidence of impairment and adjusts the carrying value accordingly.

New standards and interpretations not yet adopted

Standards issued but not yet effective up to the date of issuance of the Company‘s interim consolidated financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IAS 1- Presentation of Financial Statements

The IASB amended IAS 1 in December 2014 to clarify the existing presentation and disclosure requirements and provide guidance to assist in determining what to disclose and how that information should be presented in the financial statements. The amendments are effective for annual periods beginning on or after April 1, 2016.

IFRS 9 ‐ Financial Instruments

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurements, with IFRS 9, Financial Instruments. IFRS 9 will be published in six phases, of which the first phase has been published.

For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used. For financial liabilities, the approach to the fair value option may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity’s own credit risk.

IFRS 9 (2014) is effective for the Company for annual periods beginning on April 1, 2018, but is available for early adoption. The Company has yet to assess the full impact of IFRS 9.

4.      CASH

Cash includes $ 1,696,694 (As at March 31, 2015: 1,201,509) held in trust by a US lawyer, pending opening of a bank account by Biohaven. There are no restrictions on use of cash.

5.	INVESTMENT

In August 2015, the Company acquired 210,210 Series A preferred stock in Sentien Biotechnologies Inc., a Medford, MA based private company (“Sentien”) for $ 700,000 in cash. The preferred stock is fully convertible into equal number of common shares. The Company’s holdings represent less than 20% of the equity of Sentien. The Company has determined that it has no significant control or influence over the affairs of Sentien and has therefore accounted for this investment at cost. Sentien is planning Phase 1 study of its lead product, a cell-containing dialysis device for the treatment of Acute Kidney Injury.

As at September 30, 2015, the Company has determined that there was no evidence of any impairment in the value of this investment and as a result no adjustment was considered necessary in its carrying value.

6.      INTANGIBLE ASSETS

In August 2015, Biohaven acquired worldwide intellectual property rights to a portfolio of over 300 prodrugs, classified as New Molecular Entities, including IP rights to all future therapeutic indications. Biohaven paid cash of $ 1,000,000 plus issued 100 shares valued at $ 2,800 per share. Total purchase price of $1,280,000 has been capitalised as intangible assets since it fulfilled the criteria set out under IAS 38.22.

The intangible assets will be amortised over five years

7.      GOODWILL

The Company assesses the recoverability of the carrying value of goodwill on an annual basis as of March 31, and whenever events occur or when circumstances change that would, more likely than not, indicate that the fair value of our reporting unit ( Biohaven) is below its carrying value.

As at September 30, 2015, no new information was available which would indicate that the fair value of goodwill is below its carrying value.

8.      CAPITAL STOCK

(a)      Authorized:  Unlimited number of common shares

(b)	Issued

	As at September 30, 2015		As at March 31, 2015
	Common		Common
	Shares	Amount	Shares	Amount
Balance , beginning of period	206,775,791	$ 9,691,715	180,775,790	$ 7,256,715
Conversion of debts and coupons	-	-	3,500,001	315,000
Issued under private placement (i)	36,822,003	5,155,081	20,000,000	2,000,000
finders fee/Commitment fee settled in shares (i) (ii)	1,841,100	257,754	1,000,000	100,000
finders fee/Underwriting costs	-	(257,754)		(100,000)
Shares issued as compensation	-	-	1,500,000	120,000
Balance, end of period	245,438,894	$14,846,796	206,775,791	$ 9,691,715

i.
On June 24, 2015, the Company completed a private placement comprising non-brokered offering of 36,822,003 restricted common shares at a price of US$0.14 per share for gross proceeds of $5,155,080 to accredited investors. Two directors subscribed approximately 11.4 million shares at a total cost of $ 1.6 million. The private placement was done in two tranches. First tranche closed on June 15, 2015 and second one closed on June 24, 2015. MediqVentures Ltd., a private corporation owned by two of the directors of the Company and/or its nominees received 5% of the gross proceeds or $257,754 as finder’s fee as per the terms of the consulting agreement with them. The fee was settled by issuance of 1,841,100 restricted common shares valued at US$ 0.14 per common shares (see ii below).

ii.	Common shares issuable as finder’s fee under the private placement referred to in I above were issued in July 2015.

(c)	As at September 30, 2015, the Company had the following active Consultant Stock Compensation Plan:

	Date of registration*	Registered shares under Plan	Issued to March 31, 2015	As at April 1, 2015	issued	Cancelled	Balance at September 30, 2015
2011 Plan	11-Apr-11	6,000,000	(3,438,333)	2,561,667	-	-	2,561,667

As at March 31, 2015, the Company had the following active Consultant Stock Compensation Plan:

	Date of registration*	Registered shares under Plan	Issued to March 31, 2014	As at April 1, 2014	issued	Cancelled	Balance at March 31, 2015
2011 Plan	11-Apr-11	6,000,000	(1,938,333)	4,061,667	(1,500,000)	-	2,561,667

*	Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

(c)
As required under listing requirements by Canadian Securities Exchange, the Company signed, on October 25, 2013, an escrow agreement with TMX Equity Transfer Services to escrow 88,444,293 of its common shares and 68,724,447 of its warrants issued to four insiders. The escrowed shares and warrants will be released in agreed tranches over the period of three years. As at September 30, 2015, 48,644,356 (As at March 31, 2015, 53,066,580) common shares and nil (As at March 31, 2015:  41,234,670) warrants are still under escrow. All warrants in escrow expired in June 2015.

(d)
In August 2015, Biohaven raised approximately $4.1 million through a private placement of 1,465 Biohaven’s common shares at a price of US$2,800 per share. The Company invested $2.5 million and balance of $1.6 million was invested by third parties. The additional investment enables the Company to maintain its equity holding in Biohaven at 54%.

9.      STOCK OPTION PLANS
	September 30, 2015	Year ended March 31, 2015
		(Audited)
Balance, beginning of period	$ 1,312,519	$ 362,440
Options issued on December 17, 2013 and vested		238,221
Options issued on February 25, 2015 and vested	185,402
2015 Options to acquire equity in PPL granted to PPl management and vested	36,008	-
2014 Options to acquire equity in PPL granted to PPl management and vested	-	188,282
Revaluation of 2014 PPL options due to extension of maturity period	-	5,576
Options to acquire equity in Biohaven granted to Biohaven consultants and directors	-	518,000
Balance, end of period	$ 1,533,929	$ 1,312,519

(a)	The following is a summary of all active Stock Option Plans:

Stock Option Plan	2005		Total
Plan	2005 Stock Option Plan	2013 Option Plan
Date of Registration	Dec. 5, 2005	Dec 19, 2013 and March 17, 2015	Total
Registered *	1,000,000	20,167,579	21,167,579
Issued	1,000,000	9,700,000	10,700,000
Outstanding, April 1, 2015	560,000	9,700,000	10,260,000
Issued	-	-	-
Exercised	-	-	-
Expired	(560,000)		(560,000)
Outstanding, September 30, 2015	-	9,700,000	9,700,000

Options fully vested - September 30, 2015	-	5,724,998	5,724,998
Options not yet vested as at September 30 30, 2015	-	3,975,002	3,975,002
	-	9,700,000	9,700,000

Options fully vested - March 31, 2015	560,000	4,400,000	4,960,000
Options not yet vested as at March 31, 2015	-	5,300,000	5,300,000
	560,000	9,700,000	10,260,000

* Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

(b)
The weighted average exercise price of the outstanding stock options was US$0.15 as at September 30, 2015 and US$0.16 as at March 31, 2015 and weighted average remaining contractual life was approximately 3.89 years (4.18 years as at March 31, 2015).

The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. The exercise price was more than the market price on the date of the grants for all options outstanding as at September 30, 2015 and March 31, 2015.

(c )
PPL granted options to its CEO and CSO to acquire up to 10% equity interest in PPL for total exercise price of $111,892 during the fiscal years 2014 and 2015. All options expire in 2020. Total fair value of these options was computed to be approximately $258,799, of which $229,866 attributable to the vested options was expensed up to September 30, 2015.

(d)
On November 26, 2014, Biohaven granted to its consultants and directors 4,000 options to acquire equal number of common shares in Biohaven at an exercise price of $ 304.24 per common share. The options are to be vested 25% on grant, 25% each anniversary of grant date provided that if before all of the options are vested if, a change of control occurs at Biohaven, 100% of the unvested options shall vest immediately. All options will expire on November 26, 2024. Three of the Company’s directors who are on Board of Biohaven received 1,350 options. Options expire in ten years.

10.	WARRANTS

(i)	Movements during the period were as follows:

	September 30, 2015			March 31, 2015
	(Unaudited)			(Audited)
	# of warrants	Weighted average exercise price	Fair value	# of warrants	Weighted average exercise price	Fair value
Issued and outstanding, beginning of period	87,906,420	$ 0.30	$ 1,108,402	114,281,420	$ 0.31	1108402
Exercised	-	-		-	-
Expired	(87,906,420)	$ (0.30)		(26,375,000)	(0.35)
Issued and outstanding, end of period	-	$ -	$ 1,108,402	87,906,420	$ 0.30	$ 1,108,402

(ii)	Details of weighted average remaining life of the warrants granted and outstanding are as follows:

	As at September 30, 2015		As at March 31, 2015
	Warrants outstanding & exercisable		Warrants outstanding & exercisable
Exercise price in US$	Number	Weighted average remaining contractual life (years)	Number	Weighted average remaining contractual life (years)
0.29	-	-	71,456,420	0.18
0.35	-	-	16,450,000	0.06
	-	-	87,906,420	0.16

11.           LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the three and six months ended September 30, 2015, which was 245,438,894 and 232,551,193 respectively.  (181,942,457 and 181,359,124 respectively for the three and six months ended September 30, 2014).

The Company had nil warrants (September 30, 2014: 114 million) and 9.7 million options (September 30, 2014: 5 million) which were not exercised as at September 30, 2015. Inclusion of these warrants and options in the computation of diluted loss per share would have an anti-dilutive effect on the loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

12.           COMMITMENTS AND CONTINGENT LIABILITIES

(a)
Under the terms of the License Agreement dated January 25, 2013, PPL is required to reimburse to the Licensor, Trojan Technologies Limited, 50% of all maintenance costs of the US Patent # 7,968,512 and to pay royalties of 3% on Net Receipts from sales of the Licensed Product and 5% on Net Receipts from third parties in respect of development or other exploitation of Licensed Intellectual Property and/or Licensed Products up to a maximum of $ 30 million. Total amount that may be payable in future under the terms of the Agreement cannot be reasonably estimated at this time.

(b)
PPL has signed consulting contracts with its Chief Executive Officer and Chief Scientific Officer expiring in or around March 2017 and carrying a total monthly commitment of $22,683.Early termination without cause would require a lump sum compensation of $ 75,000 to be paid to the two consultants.

(c)
Biohaven has signed a Master Service Agreement on January 31, 2014, as subsequently amended in April 2014, with Biohaven Pharmaceuticals Inc, a private Delaware incorporated research and development company (“BPI”). BPI is owned by non-controlling shareholders of Biohaven and is engaged by Biohaven to conduct, on behalf of Biohaven, research and development services relating to identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. The agreement expires on December 31, 2018 and will automatically renew on a year to year basis. Either party can terminate the agreement upon ninety days prior notice. Agreed fee for the period up to June 30, 2015 was $ 3 million, payable in quarterly instalment commencing from March 1, 2014. Fees for the period subsequent to June 30, 2015 have not yet been determined. The Company provided for a fee of $ 500,000 for the quarter ended September 30, 2015.

(d)
Under the terms of the License Agreement dated September 16, 2013 signed with Yale University, Biohaven provides an initial payment and also provides for milestone payments upon approval of new drug applications for patented product in the USA and royalty payments including earned royalties and third party royalties. Total amount that may be payable in future under the terms of the Agreement cannot be reasonably estimated at this time. Licensor also has right to purchase in cash up to 10% of any securities offered in future financing.

(e)
In August 2015, Biohaven signed an agreement with ALS Biopharma LLC, a non-related company, to acquire world-wide intellectual property(IP) rights to a portfolio of over 300 prodrugs, classified as New Molecular Entities including IP rights to all future therapeutic indications. The Agreement provides for milestone payments upon approval of new drug applications for patent product in the USA and royalty payments including earned royalties and third party royalties. Total amount that may be payable in future under the terms of the Agreement cannot be reasonably estimated at this time. Biohaven also agreed to pay towards research work to be carried out by ALS Biopharma LLC in agreed installments.

(f)
In September of 2014, Biohaven signed a license agreement with Massachusetts General Hospital (“MGH”) for exclusive, worldwide rights to intellectual property in a pending patent application.  The Agreement provides for initial payment and also provides for milestone payments upon approval of new drug applications for patent product in the USA and royalty payments including earned royalties and third party royalties. Total amount that may be payable in future under the terms of the Agreement cannot be reasonably estimated at this time.

(g)
In 2014, Biohaven signed an exclusive world-wide license agreement with Catalent Pharma Solutions to provide Catalent's Zydis® Orally Disintegrating Tablet (ODT) technology for Biohaven's lead drug development candidate, BHV-0223.  The Agreement provides for initial payment and also provides for milestone payments upon approval of new drug applications for patent product in the USA and royalty payments including earned royalties and third party royalties. Total amount that may be payable in future under the terms of the Agreement cannot be reasonably estimated at this time.

13.	CONSULTING FEE

	Three months ended September 30,		six months ended September 30
	2015	2014	2,015	2,014
Cash fee	$ 51,256	45,000	102,256	90,479
Options issued to key management	56,556	49,928	153,919	140,797
Options issued to others	11,568	26,676	31,483	75,245
	$ 119,380	$ 121,604	$ 287,658	$ 306,521

14.           RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to between the related parties. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the consolidated financial statements.

(i)
Business expenses of $594 and $ 1,653 respectively for three months and six months ended September 30, 2015 ($3,867 and $ 6,408 respectively for three and six months ended September 30, 2014)) were reimbursed to directors of the Company.

(ii)
Consulting fees include cash fee paid to key management for services of $45000 and $ 90,000 respectively for three months and six months ended September 30, 2015. ( $45,000 and $ 90,000 respectively for three months and six months ended September 30, 2014))

15.           FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments recognized in the balance sheet consist of the following:

	September 30, 2015		March 31, 2015
			(Audited)
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash	3,565,644	5,987,490	1,718,289	2,032,058
Advances and other receivable	432,833	432,833	17,575	227,233
Investment	700,000	700,000	-	-
Financial liabilities
Accounts payable and accrued liabilities	175,893	175,893	620,560	620,560

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

a)	Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, advances and receivable and, accounts payable and accrued liabilities.

.The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•
Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks: credit risk, liquidity risk, other price risk and market risk.

b)	Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.

a.	Cash– Cash is held with major international financial institutions in Canada and a major law firm in the USA and therefore the risk of loss is minimal.

b.	Other receivable – The Company is not exposed to major credit risk attributable to customers. A significant portion of this amount is prepaid to BPI under a master service agreement.

c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. The Company believes that its existing cash will allow it to finance the drug development work apart from meeting its operational needs for at least another year. However, the exact need for additional cash cannot be reasonably ascertained at this stage  Should the Company require further funding, it intends to secure it through further rounds of  equity financing.

  However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

16.           CAPITAL DISCLOSURES

The Company considers the items included in Shareholders’ Equity as capital. The Company had payables of approximately $ 0.2 million as at September 30, 2015 ($0.6 million as at March 31, 2015) and current assets, mostly in cash, of approximately $4 million ($1.7 million as at March 31, 2015). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash.

As at September 30, 2015, the shareholders’ equity was approximately $ 6.2 million ($2.7 million as at March 31, 2015), $3.6 million ($1.7 million as at March 31, 2015) of it was held in the form of cash.

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the three and six months ended September 30, 2015 and September 30, 2014.

PORTAGE BIOTECH INC.

THREE MONTHS ENDED SEPTEMBER  30, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as at November 24, 2015

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Portage Biotech Inc. for the three and six  months ended September 30, 2015 should be read in conjunction with the unaudited Consolidated Interim Financial Statements for the three and six months ended September 30, 2015 and for the three months ended June 30, 2015 together with Management Discussion and Analysis dated August 24, 2015 and  audited consolidated financial statements for the year ended March 31, 2015 and annual report in form 20-F for the same period.

Forward looking statements

This document includes forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities laws. These forward-looking statements include, among others, statements with respect to our objectives, goals and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. We caution readers not to place undue reliance on these statements as a number of important factors, many of which are beyond our control, could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to; the applicability of patents and proprietary technology; possible patent litigation; approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees;  concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the achievement of development goals and time frames; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When reviewing our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Additional information about factors that may cause actual results to differ materially from expectations, and about material factors or assumptions applied in making forward-looking statements, may be found in the “Risk Factors” section under “Business Environment” and elsewhere in the following Management’s Discussion and Analysis of Operating Results and Financial Position for the three months ended September 30, 2015. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf; such statements speak only as of the date made. The forward-looking statements included herein are expressly qualified in their entirety by this cautionary language.

In this report the words “us”, “we”, “our”, “the Company”, and “Portage” have the same meaning unless otherwise stated and refer to Portage Biotech Inc. and its subsidiaries.

Nature of Operation and overview

Portage Biotech Inc. (“the Company”) was operating as an Ontario, Canada incorporated company, Bontan Corporation Inc. (“Bontan”) until July 5, 2013. On July 5, 2013 the Company changed its name to the current name and was issued a certificate of Continuance by the Registrar of Corporate Affairs of the British Virgin Islands (“BVI”).

The Company now continues as a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.

The Company continues to be a reporting issuer with the Ontario Securities Commission and the US Securities and Exchange Commission and its shares trade on the OTC Markets under the trading symbol “PTGEF,” effective August 23, 2013. Prior to this date, it was trading as Bontan Corporation Inc. under the trading symbol “BNTNF”. Effective October 28, 2013, the Company’s shares are also listed for trading in US currency on the Canadian Securities Exchange under the symbol “PBT.U”.
Portage develops pharmaceutical & biotech products through to clinical “proof of concept” focussing on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development through to commercialization.
Portage seeks products & co-development partners in cancer, infectious disease, neurology and psychiatry with novel targeted therapies, or reformulations that can be patented.
Portage will work with a wide range of partners, in all phases of development. The collaboration may include direct funding or investing human capital/sweat equity from our extensive pool of talented scientists and physicians to value-add by mitigating risks, clinical trial design and regulatory expertise.
Our research and development work is primarily carried out through two subsidiaries:
Portage pharmaceuticals Ltd ( PPL) – at pre-clinical stage
On June 4, 2013, following the acquisition of Portage Pharma Ltd, the Company’s wholly owned subsidiary, Portage Acquisition Inc. and Portage Pharma Ltd amalgamated. The amalgamated company was named PPL, which has been incorporated in the BVI.

PPL’s focus is in discovering and developing innovative cell permeable peptide (CPP) therapies to normalize gene expression, restore function and improve medical outcomes. Its core technology involves delivering biologically active “cargo” to intracellular and intranuclear targets to normalize cell and tissue function, improve the immunogenicity of vaccines and enable better treatment of intracellular pathogens.

 The CPP platform is protected by two suits of intellectual property:

 a.         an exclusive license for all patents on Antennapedia–based cell permeable peptides for non-oncology use and

b.         international patents for proprietary human-derived cell penetrating peptide structures without any therapeutic restrictions. Patent is protected until 2034.

 In July 2014, PPL successfully validated this new proprietary cell permeable peptide platform technology derived from human genes. This proprietary platform technology has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane.  In a collaboration with the Pirbright Institute (UK), a conjugate utilizing this proprietary cell permeable peptide and a CD8 T-cell antigenic epitope derived from mycobacterium tuberculosis was demonstrated to provoke a specific CD8 T-cell immune response in Balb/c mice suggesting possible application of this technology for vaccines.

Using the same anti-inflammatory cargo, PPL’s proprietary platform was shown to be superior to other sequences by demonstrating greater in vitro activity, greater in vivo pharmacological activity in mice and advantageous physical-chemical properties for ease of formulation and delivery.

PPL’s proprietary CPP technology can expand the target space for biological drugs to include intracellular targets and PPL seeks collaborations to create CPP conjugates to explore a wide range of therapeutic opportunities utilizing biological drug cargos requiring better access to these targets.

 The lead drug candidate for PPL is PPL-003, which combines PPL’s proprietary human CPP platform with the NBD peptide, a highly studied anti-inflammatory peptide. PPL-003 has been further studied through sponsored research and academic collaborations with Yale University and the National Institutes of Health.   PPL-003 penetrates cell membranes and inhibits NFkB activation and cytokine production in in vitro assays and cytokine responses to endotoxin in vivo in systemic and inhaled inflammation models in mice.

Further, in another academic collaboration, blood brain barrier (BBB) integrity studies were carried out in parallel with PPL-003 dosing in a brain inflammation model. The studies indicated that PPL-003 penetrates the BBB and is active in brain. PPL-003 has been found to cross the intact BBB and reduce inflammatory cytokines in the brain, indicating that PPL’s proprietary CPP could deliver biological drugs for CNS disease indications.

In addition, PPL recently completed a study in a rat model of dry eye disease where topical PPL-003 solution achieved highly significant efficacy and a more rapid onset of action than 0.1% dexamethasone. In another exploratory study of PPL-003 in a T-cell dependent rabbit model of uveitis.  Topical treatment with PPL-003 for two weeks was well tolerated and demonstrated reduced inflammation in the anterior chamber and the vitreous confirming that this cell penetrating peptide therapeutic is able to penetrate into the eye and exhibit its anti-inflammatory activity in eye tissues.  Previously PPL announced positive results in acute endotoxin-induced models of anterior uveitis in mice and rabbits and excellent toleration in normal rabbits dosed for 7 days.  These studies confirm the cell penetrating properties of PPL-003 and its broad anti-inflammatory activity through inhibition of NFkB transcription factor activation.

With these results, PPL has high confidence in the properties of PPL-003 as a topical treatment for dry eye and other inflammatory eye diseases.  To our knowledge, PPL-003 is the only NFkB inhibitor for these indications and we believe that it will differentiate favourably from existing drugs such as Allergan’s Restasis (topical cyclosporine 0.05%), the market leader for dry eye, as well as newer agents close to approval or in trials that target only one inflammation mechanism. There is a high medical need as well as significant market potential for safer and more effective treatments.

PPL will therefore be advancing its lead candidate, PPL-003, to an Investigational New Drug (IND) application for the topical treatment of dry eye disease and uveitis

Biohaven Pharmaceutical Holding Company Limited (Biohaven) – a Clinical-stage entity

On January 6, 2014, the Company acquired approximately 54% equity in Biohaven, a private corporation incorporated on September 25, 2013 under the laws of the British Virgin Islands for $3.5 million. Founder shareholders include originators at Yale University who discovered the therapeutic potential of glutamate modulation in anxiety and depression and have track record of successful registration trials. In July 2015, the Company made additional investment of $ 2.5 million through participation in a private placement by Biohaven. This investment enabled the Company to maintain its 54% equity holding in Biohaven.

Biohaven is engaged in the identification and development of novel glutamatergic agents for treatment –resistant neuropsychiatric disorders. Biohaven’s drug development platform is based on modulating glutamate for multiple therapeutic indications and represents the 1st new class of antidepressant in 30 years.

Biohaven intellectual property comprises patents licensed from Yale and Harvard Universities, exclusive Zydis formulation license from Catalent Inc. and divisional patents pending for additional claims. In August 2015, Biohaven acquired the world-wide intellectual property rights to a portfolio of over 300 prodrugs owned by ALS Biopharma, LLC (“ALSBio”). The prodrugs covered by the agreement were designed and prepared by Fox Chase Chemical Diversity Center, Inc. (“FCCDC”) through a research program funded, in part, by the U.S. National Institutes of Health, through two peer-reviewed Small Business Innovation Research (SBIR) grants awarded to FCCDC.  Most of the ALSBio prodrugs would be classified as New Molecular Entities (NMEs), and the intellectual property rights acquired by Biohaven include all future therapeutic indications.

The first drug candidate – BVH 0223 - being developed as a first-in class, novel oral glutamatergic agent for anxiety and depression with additional potential indications. A second unique drug candidate also targets the glutamatergic system with a well-established safety profile. Biohaven will begin optimization of its formulation in 2016.

Overall clinical development progress:

•
On July 22, 2015, Biohaven Filed Investigational New Drug Application (IND) for BVH-0223 with United States Food and Drug Administration (FDA). On August 22, 2015, Biohaven received a clearance from FDA to begin its clinical studies in humans.

•
Phase 1 study commenced in August 2015, immediately after the FDA approval in single and then multiple dosing. The study was designed to demonstrate the safety and unique pharmacokinetic characteristics of BHV-0223 in humans.

•
Single dose portion of the Phase 1 study was completed successfully in September 2015 on approximately ten participants who were treated with varying doses of BHV-0223 on four separate occasions. No serious adverse effects were reported.

•	Multiple dosing was also successfully completed in October 2015. Ten participants received multiple daily doses of BHV-0223 and again no serious adverse events were reported.

•
In November 2015, Biohaven received preliminary results from a Phase I study, which met its study objectives and support advancing the asset into late phase clinical development. Dosing with BHV-0223 showed favorable pharmacokinetic properties and greater exposure than the oral tablet formulation on a dose normalized basis.  The pharmacokinetic modeling and analysis of metabolites is pending.  The vast majority of adverse events were classified as mild. There were no serious or severe adverse events.

•	Phase 3 efficacy trial scheduled in early 2016

In October 2015, Biohaven entered into  a strategic alliance with ALS Biopharma LLC (“ALS”) and  Fox Chase Chemical Diversity Center, Inc. (FCCDC) to develop Biohaven’s family of over 300 prodrugs of glutamate modulating agents as well as other innovative technologies. Under this agreement, Biohaven agreed to provide research funding to FCCDC to advance a lead prodrug candidate to IND filing.

Biohaven has in-house team with industry-wide reputation in the successful conduct of affective disorders randomized clinical trials

Portage Services Ltd (PSL)
We also have a wholly owned subsidiary, Portage Services Ltd.,(PSL) which was incorporated in Ontario, Canada under the name 1843343 Ontario Inc. and changed its name to the present name on July 11, 2013. PSL acts as a local agent for the Company as per the requirements of the Ontario Securities Commission. PSL maintains an office in Toronto, Canada and looks after all corporate, financials and regulatory matters.
We have developed a comprehensive website – www.portagebiotech.com   which provide information on our people, activities and other corporate details.

Summary of Results

The following table summarizes financial information for the quarter ended September 30, 2015 and the preceding eight quarters: (All amounts in ‘000 US$ except net loss per share, which are actual amounts)

Quarter ended	Sept 30, 2015	June 30, 2015	March 31, 2015	Dec. 31, 2014	Sept. 30, 2014	June 30, 2014	March 31, 2014	Dec. 31, 2013	Sept. 30, 2013
Net loss - attributable to the owners of the Company	(1,015)	(791)	(966)	(637)	(729)	(786)	(1,667)	(292)	(348)
Working capital	3,822	5,374	1,115	1,725	796	1,174	2,067	4,246	3,243
shareholders equity	6,230	7,163	2,660	2,794	1,615	1,746	2,393	4,251	3,248
Net loss per shares - basic and diluted	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.04)	(0.00)	(0.00)

Number of common shares and options

These are as follows:

As at,	September 30, 2015	November 24, 2015
Shares issued and outstanding	245,438,894	245,438,894
Options granted but not yet exercised (a)	9,700,000	9,700,000

(a)
Options are exercisable into equal number of common shares at an average exercise price of US$0.15 and have a weighted average remaining contractual life of approximately 3.89 years as at September 30, 2015.

Business Environment

Risk factors

Please refer to the Annual Report in the form F-20 for the fiscal 2015 for detailed information as the economic and industry factors that are substantially unchanged.
Business plan

Portage is in the business of licensing, researching and developing potential drug candidates. The Company would like to assemble a portfolio of products: diversified as to their stage of development and pathology. Then inexpensively take them through to phase 2b clinical trial often called proof of concept (“POC”).

Upon a successful POC we will monetize the products through sale or license to big Pharma.
We are seeking discovery and co-development partners in areas such as cancer, infectious disease, neurology and psychiatry developing novel targeted therapies, stem cell therapy and even older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

The goal is to grow Portage by carefully selecting compelling products to license, acquire or position as a joint venture. The product portfolio will be carefully selected to be at various stages in drug development but with an overriding characteristic of being attractive to large pharmaceutical companies. Portage has a strong team with extensive experience in drug development that will be leveraged to source the aforementioned products, to undertake the due diligence and guide them through drug development to monetization. Furthermore the team’s track record of drug development success will be utilized to gain equity in lieu of cash in third party products.

Portage seeks to work with a wide range of partners, in all phases of development through in-licensing or other types of alliances. The collaboration may include direct funding or investing in human capital from our extensive pool of talented scientists and physicians. Specifically, Portage will invest sweat equity as well as, or instead of, capital. This internal pool of drug developers, financiers, scientists and physicians will provide unique value-add for our partners including but not limited to mitigating risks, clinical trial design, regulatory expertise and maximizing the rewards.

Development plans for our operating subsidiaries are detailed under “Nature of operations and overview “section of this report.

Results of operations

Three months ended September 30,	2015	2014
	In 000’s US$
Income	-	-
Expenses	(1,534)	(974)
Net loss for period, attributable to	(1,534)	(974)
Portage shareholders	(1,015)	(729)
Non-controlling interest	(519)	(245)
Deficit at end of period	(11,259)	(7,849)

Expenses

The overall analysis of the expenses is as follows:

	Three months ended Sept. 30,
	2015	2014
	In 000’ US$
Research and development	1,298	$ 757
Consulting fee & payroll	119	122
Professional fees	95	61
Operating expenses	22	34
	$ 1,534	$ 974

Research and development costs

These costs comprised the following:
	Three months ended Sept. 30,
	2015	2014
	In 000’ US$
Legal regarding Patents registration	4	23
Consultants – scientists and researchers	146	97
Fee paid by Biohaven under a service contract	554	500
Other outside services – lab testing, peptide handling etc.	594	137
	$ 1,298	$ 757

Three months ended September 30, 2015:

Biohaven incurred approximately $ 1 million in research and development work, which included clinical trial on BHV-0223 and pre-clinical work on prodrugs acquired in August 2015.  Further details on this can be found in Note 12 (e) of the consolidated interim financial statements for the three and six months ended September 30, 2015.

All other R & D costs were incurred at PPL in their pre-clinical work on their product candidate PPL-003. Consulting fees include cash fees of approximately $ 77,500 and value of vested options of $36,008 paid to the PPL chief executive officer and chief scientific officer.

Major research and development activities at Biohaven and PPL are detailed elsewhere in this report.

Three months ended September 30, 2014

During the three months ended September 30, 2014, development work continued to be carried out both at PPL and Biohaven. At PPL, costs included cash fee of $ 72,038 and value of options granted and vested of $24,971 to the management of PPL. Third party outsourcing costs were $137,025. Approximately $ 118,000 was spent on various inflammation studies on the lead candidate – PPL-003. Biohaven costs related to third party outsourcing cost of $ 500,000 under a master service agreement dated January 31, 2014, as amended.

Consulting fees

Consulting fees include cash fee and vested options as explained in note 13 to the consolidated interim financials for the three and six months ended September 30, 2015.

Cash fee for the three months to September 30, 2015 included fee of $ 45,000 paid to CFO. Value of vested options granted to six consultants including the four directors of the Company totalled to approximately $ 68,000 for the period.

During the three months ended September 30, 2014, consulting fee totalled $ 121,604 and payroll was $nil. Consulting fee included cash fee of $45,000 to CFO and value of options vested of $76,604, of which $49,928 related to options vested to directors and key management. The Company’s only employee, who assisted the CFO resigned in June 2014 and was not been replaced.

Professional fees

Professional fees for the three months ended September 30, 2015 included legal fee of $ 19,938 incurred by the Company and $ 75,000 incurred by Biohaven towards various corporate matters which included consultation in connection with private placements being carried out at Portage and Biohaven and regulatory matters. Audit fee of $ 10,000 has also been accrued and included in professional cost for the period.

Professional fee for the three months ended September 30, 2014 consisted of legal fees of approximately $ 39,000, $ 33,000 of which was incurred by Biohaven. The balance of the professional fee represented accrual for audit fee.

Other operating costs

Other operating costs during the three months ended September 30, 2015 comprised various regulatory filing fees of approximately $ 530, rent for PSL office in Toronto of $ 3,200, fees paid to transfer agents of $ 2,300, press releases cost of $4,500 and directors and officers insurance premium of $4,000.

The costs were more or less consistent for the three months ended September 30, 2015 and 2014.

Liquidity and Capital Resources

Working Capital

As at September 30, 2015, the Company had a net working capital of approximately 3.8 million compared to a working capital of approximately $ 1.1 million as at March 31, 2015.  Significant increase is due to additional funds of approximately $ 5. 2 million raised through a private placement by the Company which closed on June 24, 2015 and approximately $ 1.6 million raised by Biohaven from third parties, while net funds used for operating activities were approximately $3.2 million for six months to September 30, 2015.

As at September 30, 2014, the Company had a net working capital of approximately $ 0.8 million (September 30, 2013:  $3.2 million) compared to a working capital of approximately $2 million as at March 31, 2014.

Cash on hand as at September 30, 2015 was approximately $3.6 million compared to $ 1.7 million as at March 31, 2015 due to raising of additional equity as explained above.

Cash on hand as at September 30 2014 was approximately $ 1.4 million compared to $2 million as at March 31, 2014. Approximately $ 700,000 of the cash on hand at March 31, 2014 was used in operations during the six months to September 30, 2014. The balance of the operational cash of approximately 505,000 was met from the cash from subscription to private placement and conversion of promissory note

Operating cash flow

During the six months ended September 30, 2015, operating activities required a net cash outflow of approximately $3.2 million compared to $1.2 million for the same period in 2014. The cash outflow included research and development costs of approximately $ 2 million including $ 0.5 million incurred by Biohaven as explained under Results of Operations section of this report. Bohaven also paid approximately $ 1 million to an independent research organisation of which approximately $ 500,000 was a prepayment as at September 30, 2015.   Cash required for the operating activities was met from cash on hand and additional cash raised through equity financing.

During the six months ended September 30, 2014, operating activities required a net cash outflow of approximately $1.2 million (six months to Sept. 30, 2013: $0.5 million), which was met from additional funds raised during the six months and the existing cash.

The Company intends to support further research and development at its subsidiaries. The Company has not yet determined whether costs incurred and to be incurred are economically recoverable. The Company's continuing operations are dependent upon any one of:

1. the existence of economically recoverable medical solutions;

2. the ability of the Company to obtain the necessary financing to complete the research and clinical trials; or

3. future profitable production from, or proceeds from the disposition of intellectual property.

Although there are no assurances that management's plan will be realized, management believes the Company will be able to secure the necessary financing to continue operations into the future.

 However, the unaudited consolidated interim financial statements for the three and six months ended September 30, 2015 and 2014 include a going concern note which reflects need for further financing to continue our planned research and development work and operating needs of all our subsidiaries.

Investing Cash flows

As part of the Company’s commitment to expand its drug development pipeline, the Company acquired in August 2015, 210,210 Series A preferred stock in Sentien Biotechnologies Inc., a Medford, MA based private company (“Sentien”) for $ 700,000 in cash. The cash was met from additional cash raised through equity financing. The preferred stock is fully convertible into equal number of common shares. The Company’s holdings represent less than 20% of the equity of Sentien. The Company has determined that it has no significant control or influence over the affairs of Sentien and has therefore accounted for this investment at cost. Sentien is planning Phase 1 study of its lead product, a cell-containing dialysis device for the treatment of Acute Kidney Injury.

Further, in August 2015, Biohaven acquired worldwide intellectual property rights to a portfolio of over 300 prodrugs, classified as New Molecular Entities, including IP rights to all future therapeutic indications. Biohaven paid cash of $ 1,000,000 plus issued 100 shares valued at $ 2,800 per share. Total purchase price of $1,280,000 has been capitalised as intangible assets since it fulfilled the criteria set out under IAS 38.22.

There was no investing activity during the six months ended September 30, 2014.

Financing cash flows

During the six months ended June 30, 2015, Portage Biotech Inc. raised approximately $ 5.2 million through private placement of approximately 36.8 million restricted common shares issued at $0.14 per share. In addition, Biohaven raised approximately $ 1.6 million from third parties through private placement of approximately 572 of its common shares at $2,800 per share.

There was no financing activity during the three months ended June 30, 2014.

Key Contractual obligations

Details of contractual obligations, commitments and contingent liabilities are provided in note 12 to the unaudited consolidated interim  financials for the three and six  months ended September  30, 2015.

Off balance sheet arrangements

At September 30, 2015 and 2014, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to between the related parties. Related party transactions are detailed in note 14 to the unaudited consolidated financials for the three and six months to September 30, 2015.

Financial and derivative Instruments

The Company’s financial instruments recognized in the balance sheet consist of the following:

	September 30, 2015		March 31, 2015
			(Audited)
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash	3,565,644	5,987,490	1,718,289	2,032,058
Advances and other receivable	432,833	432,833	17,575	227,233
Investment	700,000	700,000	-	-
Financial liabilities
Accounts payable and accrued liabilities	175,893	175,893	620,560	620,560

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

b)	Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, advances and receivable and, accounts payable and accrued liabilities.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•
Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks: credit risk, liquidity risk, other price risk and market risk.

b)	Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.

c.	Cash– Cash is held with a major international financial institutions in Canada and a major law firm in the USA and therefore the risk of loss is minimal.

d.	Other receivable – The Company is not exposed to major credit risk attributable to customers. A significant portion of this amount is prepaid to BPI under a master service agreement.

d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. The Company believes that its existing cash will allow it to finance the drug development work apart from meeting its operational needs for at least another year. However, the exact need for additional cash cannot be reasonably ascertained at this stage  Should the Company require further funding, it intends to secure it through further rounds of  equity financing.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, valuation of property, plant and equipment, impairment losses, depletion and depreciation, and measurement of stock based compensation.

Future Accounting Pronouncements

Standards issued but not yet effective up to the date of issuance of the Company‘s consolidated financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IAS 1- Presentation of Financial Statements

The IASB amended IAS 1 in December 2014 to clarify the existing presentation and disclosure requirements and provide guidance to assist in determining what to disclose and how that information should be presented in the financial statements. The amendments are effective for annual periods beginning on or after April 1, 2016.

IFRS 9 ‐ Financial Instruments

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurements, with IFRS 9, Financial Instruments. IFRS 9 will be published in six phases, of which the first phase has been published.

For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used. For financial liabilities, the approach to the fair value option may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity’s own credit risk.

IFRS 9 (2014) is effective for the Company for annual periods beginning on April 1, 2018, but is available for early adoption. The Company has yet to assess the full impact of IFRS 9.

Internal Controls over Financial Reporting

Our Chief Executive Officer and our Chief Financial Officer (“the Management”) are primarily responsible in establishing and maintaining controls and procedures concerning disclosure of material information and their timely reporting in consultation and under direct supervision of the audit committee which comprises two independent directors plus the CFO. We have also instituted controls involving dual signatures and approval processes. We plan to introduce more rigorous controls as our activities expand. However, given the size and nature of our current operations and the involvement of independent directors, significantly reduces the risk factors associated with the inadequate segregation of duties.

The Management has instituted a system of disclosure controls for the Company to ensure proper and complete disclosure of material information. The limited number of consultants and direct involvement of the Management facilitates access to real time information about developments in the business for drafting disclosure documents. All documents are circulated to the board of directors and audit committee according to the disclosure time-lines.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at  www.edgar.com.